
02003818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 28 2002

SEC FILE NUMBER
8-42913

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 7-th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John L. Bligh (212) 308-9494
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PUNK, ZIEGEL & CO., LP

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

I, William J. Punk, Jr. affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Punk, Ziegel & Company, L.P and Subsidiary for the year ended December 31, 2001, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



William J. Punk, Jr.
Partner

February 14, 2002

Date

Subscribed and sworn to before me,

On this 14th day of February, 2002



Notary Public

JOHN L. BLIGH
NOTARY PUBLIC, State of New York
No. 31-4973621
Qualified in New York County
Commission Expires January 9, 2003

draftpunk - 2/16/2002 - 2:22 AM

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY
(S.E.C. I.D. No. 8-42913)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


RECEIVED
FEB 28 2002
340

INDEPENDENT AUDITORS' REPORT

Punk, Ziegel & Company L.P. and Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of Punk, Ziegel & Company, L.P. and Subsidiary (the "Partnership") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Punk, Ziegel & Company, L.P. and Subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2002

Deloitte
Touche
Tohmatsu

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$1,249,277
Securities owned, at fair value (held at clearing broker)	3,716,964
Non-readily marketable securities, at estimated fair value	558,216
Receivable from broker and dealer	560,195
Furniture, equipment, and leasehold improvements - net of accumulated depreciation of $740,326	129,363
Accrued income receivable	1,226,340
Other assets	159,585
TOTAL ASSETS	$7,599,940

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold not yet purchased, at fair value	$ 238,836
Accrued expenses and other liabilities	2,121,153
Taxes payable	51,485
Deferred lease credit	58,143
Total liabilities	2,469,617
PARTNERS' CAPITAL (Units outstanding of 438,547 and 1,019,738 for General and Limited Partners, respectively)	5,130,323
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$7,599,940

See notes to consolidated statement of financial condition.

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT FINANCIAL ACCOUNTING POLICIES

Punk, Ziegel and Company, L.P. (the "Partnership") and Subsidiary, collectively (the "Firm") is a specialty investment bank providing a full range of research, equity market-making and corporate finance services to institutional investors, small to mid-size companies and high net worth clients. The Partnership devotes its resources toward generating high-quality, in-depth investment analysis in a limited number of high growth industries. The Partnership is a limited partnership formed under the laws of the state of Delaware. PZK, Inc. is the General Partner of the Partnership. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is also the sole shareholder of its Subsidiary, Punk Ziegel Asset Management L.L.C. ("PZAM"), a limited liability corporation registered in the state of Delaware established to manage investments for a limited number of high net worth individuals and pension accounts. All intercompany balances have been eliminated.

The Partnership does not hold cash or securities on behalf of customers. All customer securities transactions are introduced to another broker-dealer who carries such accounts and clears such transactions on a fully disclosed basis.

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold not yet purchased consist of corporate equity securities and options, which are valued at fair value. Fair value is based on quoted market prices.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements and the deferred lease credit are amortized on a straight-line basis over the remaining life of the lease.

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of securities owned, securities sold not yet purchased, and non-readily marketable securities.

The Firm uses an asset and liability approach under Statement of Financial Accounting Standards No. 109 for the accounting for taxes. This approach requires the recognition of deferred tax assets and liabilities at enacted tax rates expected to be in effect when such balances reverse. Permanent differences consist of meals and entertainment. Temporary differences consist of unrealized gains and losses from investments. The consolidated statement of financial condition reflects a net deferred tax liability of $51,485.

2. NON-READILY MARKETABLE SECURITIES

Non-readily marketable securities consisting principally of common and preferred stock, have been valued at fair value as determined by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Firm to report the fair value of financial instruments, as defined. Other than non-readily marketable securities which are discussed in Note 2, substantially all of the Firm's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Derivative Instruments - In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities* as amended in June 1999 by SFAS 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133*, and in June 2000, by SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* (collectively, SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 became effective for the Firm on January 1, 2001. The adoption of SFAS 133 did not have a material impact on the Firm's financial position.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, *Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), replacing Financial Accounting Standards Board Statement No. 125. SFAS 140 revises the standard for accounting and reporting for transfers and servicing of financial assets such as receivables, loans and securities, factoring transactions, wash sales, servicing assets and liabilities, collateralized borrowing arrangements, securities lending transactions, repurchase agreements, loan participations and extinguishments of liabilities. The Firm adopted SFAS 140 effective January 1, 2001. The adoption of SFAS 140 did not have a material impact on the Firm's financial position.

5. COMMITMENTS AND CONTINGENCIES

The Partnership has entered into a non-cancelable sublease agreement dated December 18, 1992. The lease will expire on March 15, 2003. The Partnership has deposited with the sublessor $150,000 as collateral for this lease agreement which is included in Other Assets in the Consolidated Statement of Financial Condition.

In connection with the Partnership entering into the office lease, the sublessor reimbursed the Partnership $498,372 for leasehold improvements. The Partnership recognizes this lease incentive over the life of the lease.

At December 31, 2001, the expected future minimum aggregate rentals payable under the lease are as follows:

2002	$391,578
2003	65,263
Total	$456,841

6. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn if the Partnership's resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Partnership had net capital of approximately $2,625,000, which was approximately $2,480,000 in excess of required net capital. The Partnership's net capital ratio was .83 to 1.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership introduces these transactions for clearance to a New York Stock Exchange Inc. member firm on a fully disclosed basis.

The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Securities sold, not yet purchased represent obligations of the Partnership to deliver securities, creating a liability to repurchase these securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation may exceed the amount recognized in the consolidated financial statements. The risk is the amount by which future market values exceed the amount reflected in the financial statements. The Partnership may, at its discretion, buy in the securities at prevailing market prices at any time.

Substantially all cash is on deposit with a major money center bank.

Securities owned, at fair value, are in the custody of the Partnership's clearing broker. The clearing broker has the ability to pledge these securities. Non-readily marketable securities are in the custody of the Partnership.

8. PARTNERSHIP CAPITAL

Partners' capital and the distribution of profits and losses are allocated through the ownership of Partnership units. At December 31, 2001, Partners' capital consisted of 1,458,285 units of which 438,547 and 1,019,738 units were held by the General Partner and Limited Partners, respectively.

9. RELATED PARTY TRANSACTIONS

The Partnership is the General Partner or Managing Member of Argyle Capital Partners, L.P., Millennium Investment Partners, L.P. and the Woodbury Value Fund LLC (the "Investment Companies"), which are Investment Partnerships and a Limited Liability Company. $97,424 is recorded as accrued income receivable from these Investment Companies at December 31, 2001. Accrued income receivable at December 31, 2001 also includes $24,268 in unpaid management fees for services rendered to the Investment Companies.

10. DEFINED CONTRIBUTION PLAN

Punk, Ziegel & Company, L.P. and Subsidiary provides a 401(k) plan (the "Plan") for all full-time employees who have completed at least six consecutive months of service and have attained the age of 18. Employees may elect to invest from 1% to 15% of their gross pay, up to a maximum amount established by the IRS. The Firm may, at the sole discretion of management, match a percentage of the contribution an employee makes to the Plan. The amount that the Firm matches becomes fully vested after five years.

11. SUBORDINATED DEBT

Effective December 31, 2001, the Partnership entered into a Junior Subordinated Revolving Credit Agreement (the "Agreement") with another broker-dealer expiring December 31, 2002. The Agreement has been approved by the NASD and allows the Partnership to borrow amounts not in excess of $3,000,000. Amounts borrowed under the Agreement are available to the Partnership in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The Partnership has agreed to pay a commitment fee of $.0015 of the unused amount of the commitment. Interest on amounts borrowed is based upon LIBOR rates plus a markup that varies according to the number of days the loan is outstanding. There are no borrowings under the Agreement at December 31, 2001.

12. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership, in the normal course of its investing and trading activities, may enter into transactions in derivative financial instruments including equity and interest rate instruments based on expectations of future market movements and conditions. These transactions have market and credit risks. During the year ended December 31, 2001, trading in these transactions has been limited to listed equity call and put options.

Market risk is the potential adverse change in value caused by unfavorable movements in interest rates, foreign exchange rates, or market prices of other financial instruments. In certain cases, the Partnership may use derivative financial instruments to hedge the market value of other positions. The notional or contractual amount of derivative financial instruments provides only a measure of

the involvement in these types of transactions and does not represent the amount subject to market risk or credit risk.

Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

Derivatives used for trading purposes are carried at market value. The fair values of derivative financial instruments held or issued for trading purposes as of December 31, 2001, (notional amounts of $152,500 and $662,500, respectively) and the average monthly fair value of the instruments for the year ended December 31, 2001, are as follows:

	Fair Value at Year-End		Average Fair Value	
	Assets	Liabilities	Assets	Liabilities
Options held	$97,385		$162,732	
Options written		$80,937		$104,995

Fair values of open options contracts are included in securities owned or securities sold, not yet purchased.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 14, 2002

Punk, Ziegel & Company, L.P. and Subsidiary
520 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Punk, Ziegel & Company., L.P. (the "Partnership") and Subsidiary for the year ended December 31, 2001 (on which we issued our report dated February 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customers securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP